

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 14, 2011

By U.S. Mail and facsimile to (617) 236-3311

Mr. Michael E. LaBelle, Chief Financial Officer
Boston Properties, Inc.
Prudential Center, 800 Boylston Street, Suite 1900
Boston, Massachusetts   02199-8103

> **Re: Boston Properties, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **File No. 001-13087**

Dear Mr. LaBelle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. In future periodic filings, with respect to your ATM program, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

<u>Item 2. Properties, page 37</u>

<u>Percentage Leased and Average Annualized Revenue per Square Foot for In-Service
Properties, page 41</u>

2.   We note your definition of "annualized revenue." In future periodic filings,
        please include disclosure that clarifies how tenant concessions impact the
        calculation. To the extent concessions are not reflected in the measure, please
        expand the footnote in future periodic filings to quantify how concessions would
        impact the calculation.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48</u>

3.   In future periodic filings, please include capitalization rates for material
        acquisitions and/or dispositions of properties. Also include a clear description of
        how you calculate capitalization rates, including how you calculate NOI for these
        purposes.

4.   In future filings please include additional analysis of your capital expenditures by
        breaking down total capital expenditures between new development,
        redevelopment/renovations, tenant allowances and other capital expenditures by
        year. In addition please provide a narrative discussion for fluctuations from year
        to year and expectations for the future.

<u>Results of Operations, page 56</u>

5.   In future periodic filings, please expand your disclosure regarding period to
        period changes in property revenues to address the relative impact of same store
        occupancy changes and average rent changes on the results.

6.   In future periodic filings, please provide more detailed disclosure regarding trends
        in your tenant improvement costs and leasing commissions.

7.   We note your disclosure that the "same store portfolio" excludes properties that
        are repositioned after the beginning of the earliest period presented. In future
        periodic filings, to the extent a property is moved from the same store portfolio to
        the repositioned portfolio during the reporting period, please include footnote
        disclosure identifying the property.

Consolidated Statements of Cash Flows, page 104

8.   We note that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance. For 2010 and 2009 please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief